Mail Stop 3561

August 23, 2007

Daryl K. Gisser
President
Gisser Automotive Concepts, Inc.
52 Edison Court
Monsey, NY 10952

      Re: Gisser Automotive Concepts, Inc.
               Registration Statement on Form SB-2
               Filed August 7, 2007
               File No. 333-145181

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are a development stage company, page 10

1. Please revise to indicate that your working capital deficit at June 30, 2007 is approximately $1,266,852 rather than $31,592. Also, it appears your "shareholders' deficiency" amount should be $539,141, rather than $539,131. The working capital deficiency, if any, along with the shareholders' deficit amount should be updated as of the 3-month interim period ended July 31, 2007. Please revise throughout the filing, including the Capitalization and Dilution tables.

Use of Proceeds, page 15

2. Refer to the tabular column "Amount of Net Proceeds" at 10%. It appears this percentage should instead be 5% which represents the $500,000 minimum proceeds from the "best efforts" offering at a 500,000 Share minimum. Please revise or advise.

Capitalization, page 16

3. Here and in the Dilution section, please revise to include only columns and/or sections that give effect to the 5% Share minimum or $500,000 proceeds from the offering and to the maximum (100%) share offering. In a minimum/maximum offering, this is the appropriate presentation.

Dilution, page 17

4. Refer to the discussion paragraph of "net tangible book value." It appears your calculation as of June 30, 2007 includes intangible assets in the amount of $22,110. Please revise to exclude these patents.

5. It also appears your "pro forma net tangible book value" amount, reflected for the 100% shares sold, should be revised to deduct the offering expenses. In this regard, your calculation appears to reflect the $10 million gross proceeds rather than the $9,925,000 net proceeds from the offering. In addition, as currently presented, it appears the "per share dilution to new investors" should be $0.60 or 60% rather than $0.56 or 56%. Please revise or advise accordingly.

Business Overview, page 18

6. See the first sentence of the first paragraph. Clarify here and throughout the filing that you have not begun full manufacturing and production activities, but rather have built a fully operational and functioning road ready prototype model of the MEC4 vehicle. Also disclose the anticipate time frame for beginning manufacturing and production activities and clarify whether the net proceeds from the offering, as shown as "purchase of equipment and material" at page 15 under "Use of Proceeds", will be applied toward starting your production.

7. Please indicate in the Overview section, the date that the prototype model was built and had its debut. In this regard, the disclosures on page 27 appear to indicate that the prototype had its debut in 1997 and that there has been no subsequent manufacturing or production activity since that time as the production tooling is in temporary storage. Please expand these disclosures accordingly.

Management's Discussion and Analysis, page 24

8. The MD&A discussion is generally expected to describe and explain the financial condition and operating results of the business during each of the fiscal periods for which financial statements have been presented. These discussions are expected to be based upon the historical financial statements of the company, prepared on a GAAP basis, and are intended to enhance the reader's ability to understand and evaluate that company. When a small business issuer has not had revenue from operations in recent periods, the MD&A discussion should instead focus on the company's plan of operation for the next twelve months and should follow the guidance specified in Item 303(a)(1) of Regulation S-B. Please consider our related comments below and revise your narrative accordingly. The discussion on pages 24 and 25 is not sufficiently detailed.

9. Address your financial condition exclusive of the proposed offering. Disclose the fact that the auditor's report contains a going concern paragraph and explain the potential implications of such a report. Disclose your current resources and quantify your present working capital deficit. Disclose the terms of your borrowing and repayment arrangements and state whether or not you have any third party commitments to provide you with financial resources.

10. Describe the nature of the offering ("best efforts" basis) and quantify the net proceeds you would receive based upon the minimum and the maximum sales levels. At each of these levels, describe how long you can satisfy your cash requirements and whether you will have to raise additional funds during the next twelve months. Describe any product research and development, any purchase or sale of plant and significant equipment and any expected changes in the number of employees at each of these levels.

11. Refer to the narrative discussion titled "Financial Planning and Historical Information." We will not object if you wish to present the discussion on page 26 and in the first four paragraphs of page 27 in the MD&A section of the filing. Quantify the dollar impact of these events and circumstances to the extent practicable.

12. Refer to your discussion of the Market Research Feasibility Study and additional research performed by AAI, as presented in the final three paragraphs on page 27 and throughout page 28. These discussions and the related projections and presentations, unaccompanied by the consent of the preparer, should be replaced by the narrative disclosures outlined above. This speculative market information is not consistent with financial information prepared on a GAAP basis, it does not comply with the presentation requirements governing financial projections and forecasts and it should be omitted from your document as it is confusing to the reader. Please revise accordingly.

13. Refer to the narratives titled "The Market for Our Products," "Excerpts From the Market Feasibility Study," and "Marketing Strategy." Please relocate these discussions to the Business section of the filing rather than presenting them within MD&A.

Results of Operations, page 25

14. Provide a section for your Critical Accounting Policies, such as accounting for the impairment or disposal of long-lived assets and stock-based compensation expense, as applicable.

Principal Shareholders, page 32

15. See the first sentence where you indicate the information is being presented as of December 31, 2002. Pursuant to Item 403(b) of Regulation S-B, please revise the information to a more recent practicable date.

Common Stock, page 39

16. Reference is made to the first paragraph under this heading. Here and throughout the filing, as applicable, when you quantify the common shares that will be outstanding after giving effect to the offering, please clarify that this number assumes that the maximum number of shares are sold. As your offering is not underwritten and your minimum offering is 500,000 shares, your remarks are confusing.

Experts, page 43

17. Clarify the period that Ross Company CPA, PLLC, has audited your financial statements. In this regard, we note the interim period ended June 30, 2007 has not been audited, and the stub period from January 1, 2005 through the year ended April 30, 2005 appears to have been audited by other auditors, as indicated in the auditors' opinion shown on page F-1 (as pertaining to the fiscal years ended April 30, 2006 and 2005). Please revise accordingly or advise.

Signatures

18. Please include the signature(s) of the person(s) acting as the Principal Executive Officer, the Principal Financial Officer, and the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

Financial Statements

19. We note that you have included your financial statements following Part II, "Information Not Required in Prospectus," of the Registration Statement on Form SB-2. Please note that the financial statements are required to be included under Part I - "Information Required in Prospectus," pursuant to Item 22 of the Form SB-2. Please revise the location of the financial statements accordingly.

Audited Financial Statements for the Years Ended April 30, 2006 and 2005, page F-1

20. Please delete this set of audited financial statements and notes in their entirety, including the auditors' opinion, as they have been superseded by the audited financial statements and notes for the years ended April 30, 2007 and 2006, included elsewhere in the filing. Please note that only the two most recent fiscal years and any subsequent interim period are required to be included in the filing.

Audited Financial Statements for the Years Ended April 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page F-1

21. Please have the auditors expand the introductory paragraph to disclose that the audit also comprises the balance sheet as of April 30, 2006 and the related statements of operations, stockholders' equity, and cash flows for the years ended April 30, 2007 and April 30, 2006. Refer to the financial statement requirements at Item 310(a) of Regulation S-B. Please revise accordingly, including pluralizing the references to "audit" in the introductory and scope paragraphs.

22. Further, as you are in the development stage, the auditors' introductory and opinion paragraphs should be expanded to refer to the financial statements for the cumulative period from inception, or the period of development stage, through April 30, 2007. As this cumulative period appears to include periods prior to Ross & Company CPA's engagement, the report of the other accountants pertaining to the cumulative period from inception through April 30, 2005 should be provided in the filing along with their accountants' consent; alternatively, Ross & Company CPA may choose to opine on this cumulative period, whereby the need for the other accountants' report would not be required and any references to the other auditor could be deleted. Please revise or advise, as appropriate. Please note that cumulative balances should be included with your interim financial statements as well. However these balances may be unaudited.

Balance Sheets, page F-2

23. It appears you have inadvertently labeled the April 30, 2007 column as that of
    April 30, 2006 and vice versa for the adjacent column. Please revise the columnar
    headings or advise.

24. Deposits are normally considered to be other assets rather than intangible assets.
    Please revise or advise.

Statements of Operations, page F-3
and
Statements of Cash Flows, page F-4

25. Please expand to provide an additional column that reflects the cumulative
    amounts from inception, through April 30, 2007. Reference is made to paragraph
    11(b) and (c) of SFAS No. 7. This comment is also applicable to your interim
    financial statements presented elsewhere in the filing. See Item 310(b)(2)(vi) of
    Regulation S-B.

Statements of Stockholders' Equity, page F-5

26. Refer to the line item "Balance April 30, 2002." It appears the $(3,672,978)
    amount shown for "subscription receivable" should instead be shown as
    "accumulated deficit." Please revise. Also the $(558,267) amount shown as
    "subscription receivable" on the line item "net loss for year ended 2006(7)"
    appears instead to be the amount that should be shown for "total stockholders'
    equity (deficit)" on this same line item. We note the June 30, 2007 interim
    financial statements of stockholders' equity reflects the necessary corrections,
    although the net loss for fiscal year 2007 line item description continues to refer
    to the year 2006 rather 2007. Please revise accordingly.

Note A. Summary of Significant Accounting Policies, page F-10

Research and Development, page F-10

27. Disclose here or under "property and equipment and depreciation" your
    accounting policy with respect to capitalizing the costs of the prototype
    automobile, as we note you have recorded this as an asset on your balance sheet.
    Tell us your basis in GAAP for this accounting treatment. Address the tools and
    molds you have capitalized as well.

Stock-Based Compensation, page F-11

28. Please expand this accounting policy to address the impact that adopting SFAS No. 123(R), had on your financial statements. If none, so state. However, we note from disclosure in the last paragraph of Note E that you have outstanding stock options. This standard was effective as of the first interim or annual reporting period that began after December 15, 2005 (i.e., effective for your fiscal year ended April 30, 2007). Refer to paragraphs 69-73 of SFAS No. 123(R) for the effective date and transition provisions.

Business Combinations and Goodwill, page F-11

29. Please clarify that both SFAS Nos. 141 and 142 were issued in June 2001, and that SFAS No. 141 is effective for business combinations initiated after June 30, 2001.

Note C. Related Party Transactions, page F-12

30. See the last sentence of the second paragraph. Please explain to us how you have accounted for the 794,286 common shares that are due for the deferral of salaries, loans or interest, and tell us the aggregate dollar amount of each category and how the amount was computed. Explain whether the changes in the value of your shares will alter the number you are required to issue. It is unclear if the dollar amount has been reflected as both a liability and expense in your financial statements. We note your disclosure in Note F to the financial statements, but are unclear as to whether or how the shares (or aggregate dollar value) have been recorded.

Note D. Income Taxes, page F-13

31. Please identify and describe the computation of the taxes listed as other expenses in your income statement.

Note E. Stockholders' Equity, page F-13

32. Refer to the 1.2 million shares of common stock issued to your President and CEO for equipment contributed in fiscal 1998. Please tell us the original purchase price paid by your CEO for each significant piece of equipment, indicate whether it was new or used when you acquired it, state the date the CEO originally acquired it and the date he transferred ownership to you. Address the 32,924 shares issued to your CEO for equipment in fiscal 2003 as well. We may have further comments upon review of your response.

33. We note several issuances of stock issuances where you have described the transaction as that for the deferral of salary, preferred stock dividends and loan payments. Further we note you disclose that the aggregate consideration was recorded as stock compensation. It is unclear why you included the value of the common share issuances for preferred stock dividends and loan payments as stock compensation. Tell us why you did not charge accumulated deficit for the dividends on preferred stock, and as pertaining to the loan payments, did not record any gain or loss on non-related party debt extinguishment as non-operating income (expense) in the statements of operations. We note the most recent transaction is for fiscal year 2005 as described in this note and shown in the statement of stockholders' equity (deficit). Please describe your basis of accounting in detail, using the 2005 transaction as a sample, if representative of your accounting for all such transactions.

34. Refer to the last paragraph of this note. Please provide a table that shows the stock option activity (e.g., grants, forfeitures, options outstanding and exercisable, by fiscal year). See paragraphs A240 and A241 of SFAS No. 123(R) for guidance. In addition, your "net loss per common share" at Note A should address whether these options were included or excluded from the calculation of diluted earnings (loss) per share.

Interim Financial Statements for Period Ended June 30, 2007

General

35. In addition to the following, comments issued above on the audited financial statements should be reflected in the interim financial statements and notes, where applicable.

36. It appears you are presenting interim unaudited financial statements as of June 30, 2007 and for the two months then ended, rather than for a three-month fiscal quarter. In the amended registration statement, please update these interim financial statements to include a balance sheet as of July 31, 2007 and statements of operations and cash flows for the three-months ended July 31, 2007 and the comparable period of the preceding fiscal year (i.e., quarter ended July 31, 2006). Reference is made to the requirements of Item 310(b) of Regulation S-B.

37. For ease of reference and clarity in the registration statement, please consider consecutively numbering the interim financial statement pages as a continuation from the sequential numbering system of the audited financial statements. Your current presentation includes three sets of financial statements, each beginning with "F-1."

Report of Independent Registered Public Accounting Firm, page F-1
(Interim Review Report)

38. Please revise the language of this review report in its entirety to be consistent with the guidance and format provided in paragraphs 37-39, and 44 of the AICPA's Statements on Auditing Standards No. 100, "Interim Financial Information." See the PCAOB website reference to AU Section 722. In addition, each page of the interim financial statements and notes should be clearly marked as "unaudited." If presented with your interim financial statements, you may choose to designate and label the fiscal year ended April 30, 2007 column on the balance sheets as "derived from audited financial statements."

39. As the Registration Statement on Form SB-2 includes the accountants' review report, please file the required Exhibit 15 letter from Ross & Company CPA, PLLC. Refer to Item 601(b)(15) of Regulation S-B.

Note A. Summary of Significant Accounting Policies, page F-10

40. Pursuant to Note 2 to Instructions to Item 310(b) of Regulation S-B, please disclose whether the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

Note F. Commitments and Contingencies, page F-16

41. Refer to the last paragraph. Please tell us the facts and circumstances that resulted in a decrease in both the number of common shares to be issued to directors and those resulting from deferral of loans payable, salaries payable, and preferred stock dividends at June 30, 2007 as compared to the number of common shares to be issued as of April 30, 2007. Your response should also describe any accounting entries made.

Age of Financial Statements

42. Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, if updating for the second fiscal quarter is required, please provide updated interim financial statements and related financial information, as of and for the three months ended July 31, 2007, in the next amendment. Such related financial information pertains to, but is not limited to, Capitalization, Dilution, and MD&A.

Accountants' Consent

43. Amendments to the Registration Statement on Form SB-2 should contain
currently dated accountants' consents. We note that the accountants' consent
included with the initial filing of the Form SB-2 is not recently dated. Please
ensure that subsequent consents are currently dated. Manually signed consents
should be kept on file for five years. Reference is made to Rule 402 of Regulation
C.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3502.

Regards,

David R. Humphrey
Branch Chief

cc: Via Facsimile (516) 371-4598
Miles Garnett, Esq.